

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 17, 2008

<u>via U.S. mail and facsimile</u>

Jeffrey L. Jacobson
Vice President and Chief Financial Officer
Wesco Financial Corporation
301 East Colorado Boulevard, Suite 300
Pasadena, California 91101-1901

       RE: **Wesco Financial Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 1, 2007
                Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,
                2007 and September 30, 2007
                File No. 1-4720

Dear Mr. Jacobson:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

                           Sincerely,

                           Terence O'Brien
                           Accounting Branch Chief